Exhibit 4.15

Confirmation of Receipt Stamp	Non-Binding English Translation
Israel Discount Bank Ltd.	of Hebrew Original
Business Division Hi Tec
December 20, 2012

Discount

Business Manager 466, Business Division, Large Companies Department

Tel: 03-5144736, Fax: 03-5605907

Date: December 18, 2012

To:

Orbotech Ltd.

Registration No.: 52-003521-3

Re: Letter of Agreement

In reference to the Amended Financing Agreement signed by the Company and Israel Discount Bank Ltd. (hereinafter—the “Bank”) on December 21, 2009 including all annexes, addendums, attachments, amendments and updates thereto (hereinafter collectively—the “Amended Financing Agreement”), we hereby confirm to you that we agree to a temporary relief of the financial covenant set forth in Section 3.2 of the Amended Financing Agreement, with respect to the consolidated financial statements for calendar year 2012 only, so that the consolidated annual EBITDA amount for the Company will be no less than US$28.0 million.

The aforementioned relief applies to the consolidated financial statements for 2012 only and thereafter the aforementioned covenant shall continue to apply in full force and effect and shall bind the Company in connection with its consolidated financial statements for calendar year 2013 and onward, in accordance with the provisions and conditions of Section 3.2 of the Amended Financing Agreement.

Furthermore, we hereby notify you that the interest for the long term credit will increase by 0.5%, so that the spread over the Bank’s cost will be 2.5%, effective as of January 1, 2013.

All terms used in this Letter of Agreement will have the meaning and interpretation ascribed to them in the Amended Financing Agreement, unless explicitly provided otherwise.

For the avoidance of doubt, it is clarified that other than the aforesaid, nothing contained in this letter will harm and/or derogate from any of the obligations and/or securities and guarantees, of any kind, which the Company has undertaken towards, or granted, the Bank and/or which were granted to the Bank on its behalf, nor will it harm and/or derogate from and/or change the rights of the Bank pursuant to, and by virtue of, any document signed by the Company and/or on its behalf to the Bank, which documents will continue to apply in full force and effect with no change.

For our handling of this Letter of Agreement, your bank account will be charged US$20,000 (hereinafter the “Referenced Sum”).

This letter will become effective only after you present us a copy of this letter, originally signed by you below.

Sincerely,

/s/
Israel Discount Bank Ltd.

We agree to all of the above and hereby irrevocably authorize and instruct to charge our bank account with the Referenced Sum.

Orbotech Ltd.

/s/
Signature + Stamp of the Company

4.15-1

I the undersigned, Adv. David Cohen, acting as counsel of Orbotech Ltd. registration no. 520035213 (hereinafter the “Company”) hereby confirm to Israel Discount Bank Ltd. (hereinafter the “Bank”) that the above document was signed on behalf of the Company by Mr. Raanan Cohen I.D. 53349056 and Mr. Doron Abramovitch I.D. 023762784 and Mr. Amichai Steimberg I.D. 057430308, who are authorized by their signatures to bind the Company towards the Bank, according to the resolutions of the authorized organs of the Company which were adopted in accordance with law and according to the Company’s incorporation documents, its Memorandum and Articles of Association. In addition, I hereby confirm to the Bank that no restriction and/or limitation under law and/or contract and/or otherwise exists for the signing and undertaking of the Company towards the Bank as provided in the above document, so that the above document binds the Company, is enforceable, and is valid in relation to the Bank, for all intents and purposes.

Date: December 20, 2012	/s/ and stamp
Advocate: David Cohen, Adv. License no. 11078

4.15-2